Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 8-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011

Term Sheet to
Product Supplement No. 8-I
Registration Statement No. 333-177923
Dated May 10, 2013; Rule 433

JPMorgan Chase & Co.

Structured Investments

$
10.00%* per annum Auto Callable Yield Notes due May 21, 2014 Linked to the Lesser Performing of the Market Vectors Gold Miners ETF and the Russell 2000® Index

General

- The notes are designed for investors who seek a higher interest rate than the current yield on a conventional debt security with the same maturity issued by us. Investors should be willing to forgo the potential to participate in the appreciation of either the Market Vectors Gold Miners ETF or the Russell 2000® Index and to forgo dividend payments. Investors should be willing to assume the risk that they will receive less interest if the notes are automatically called and the risk that, if the notes are not automatically called, they may lose some or all of their principal at maturity.
- The notes will pay 10.00%* per annum interest over the term of the notes, assuming no automatic call, payable at a rate of 0.83333%* per month. **However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on the performance of the Lesser Performing Underlying and whether the closing level or closing price, as applicable, of either Underlying is less than its Starting Underlying Level by more than the applicable Buffer Amount on any day during the Monitoring Period, as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The notes will be automatically called if the closing level or closing price, as applicable, of each Underlying on the relevant Call Date is greater than or equal to the applicable Starting Underlying Level. If the notes are automatically called, payment on the applicable Call Settlement Date for each $1,000 principal amount note will be a cash payment of $1,000, *plus* any accrued and unpaid interest, as described below.
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing May 21, 2014**
- The payment at maturity is *not* linked to a basket composed of the Underlyings. The payment at maturity is linked to the performance of each of the Underlyings individually, as described below.
- Minimum denominations of $1,000 and integral multiples thereof
- **The terms of the notes as set forth in "Key Terms" below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 8-I, supersede the terms set forth in product supplement no. 8-I. In particular, notwithstanding anything to the contrary in product supplement no. 8-I, the notes will be automatically called if the closing level or closing price, as applicable, of each Underlying is greater than *or equal to* the applicable Starting Underlying Level. See "Key Terms — Automatic Call" below.**

Key Terms

Underlyings:	The Market Vectors Gold Miners ETF (the "Fund") and the Russell 2000® Index (the "Index") (each an "Underlying," and collectively, the "Underlyings")
Interest Rate:	10.00%* per annum over the term of the notes, assuming no automatic call, payable at a rate of 0.83333%* per month. * The actual Interest Rate will be determined on the Pricing Date and will not be less than 10.00%
Automatic Call:	If on any Call Date, the closing level or closing price, as applicable, of each Underlying is greater than or equal to the applicable Starting Underlying Level, the notes will be automatically called on that Call Date.
Payment if Called:	If the notes are automatically called, on the relevant Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 *plus* any accrued and unpaid interest to but excluding that Call Settlement Date.
Buffer Amount:	**With respect to each Underlying, an amount that represents 40.00% of its Starting Underlying Level (in the case of the Fund, subject to adjustments)**
Pricing Date:	On or about May 17, 2013
Settlement Date:	On or about May 22, 2013
Observation Date**:	May 16, 2014
Maturity Date**:	May 21, 2014
CUSIP:	48126D5C9
Monitoring Period:	The period from but excluding the Pricing Date to and including the Observation Date
Interest Payment Dates**:	Interest on the notes will be payable monthly in arrears on the 20th calendar day of each month, except for the final monthly interest payment, which will be payable on the Maturity Date or the relevant Call Settlement Date, as applicable (each such day, an "Interest Payment Date"), commencing June 20, 2013. See "Selected Purchase Considerations — Monthly Interest Payments" in this term sheet for more information.
Payment at Maturity:	If the notes are not automatically called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on whether a Trigger Event has occurred and the performance of the Lesser Performing Underlying. If the notes are not automatically called, for each $1,000 principal amount note, you will receive $1,000 *plus* any accrued and unpaid interest at maturity, *unless*: (a) the Ending Underlying Level of either Underlying is less than its Starting Underlying Level; *and* (b) a Trigger Event has occurred. If the notes are not automatically called and the conditions described in (a) and (b) are satisfied, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than its Starting Underlying Level. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to any accrued and unpaid interest, will be calculated as follows: $1,000 + ($1,000 × Lesser Performing Underlying Return) *You will lose some or all of your principal at maturity if the notes are not automatically called and the conditions described in (a) and (b) are both satisfied.*
Trigger Event:	A Trigger Event occurs if, on any day during the Monitoring Period, the closing level or closing price, as applicable, of either Underlying is less than its Starting Underlying Level by more than the applicable Buffer Amount.
Underlying Return:	With respect to each Underlying, the Underlying Return is calculated as follows: $\dfrac{\text{Ending Underlying Level} - \text{Starting Underlying Level}}{\text{Starting Underlying Level}}$
Call Dates**:	August 19, 2013 (first Call Date), November 18, 2013 (second Call Date) and February 18, 2014 (last Call Date)
Call Settlement Dates**:	With respect to each Call Date, the first Interest Payment Date occurring after that Call Date
Other Key Terms:	See "Additional Key Terms" on the next page.

** Subject to postponement as described under "Description of Notes — Payment at Maturity," "Description of Notes — Interest Payments" and "Description of Notes — Postponement of a Determination Date" in the accompanying product supplement no. 8-I.

Investing in the Auto Callable Yield Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 8-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement 1-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$	$
Total	$	$	$

(1) See "Supplemental Use of Proceeds" in this term sheet for information about the components of the price to public of the notes.
(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $2.50 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-48 of the accompanying product supplement no. 8-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $973.00 per $1,000 principal amount note. JPMS's estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $963.00 per $1,000 principal amount note. See "JPMS's Estimated Value of the Notes" in this term sheet for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

May 10, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 8-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 8-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 8-I and "Risk Factors" in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 8-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007604/e46186_424b2.pdf

- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Starting Underlying Level:	With respect to the Fund, the closing price of one share of the Fund on the Pricing Date, *divided* by the Share Adjustment Factor for the Fund (the "Initial Share Price"). With respect to the Index, the closing level of the Index on the Pricing Date (the "Initial Index Level"). We refer to each of the Initial Index Level for the Index and the Initial Share Price for the Fund as a "Starting Underlying Level."
Ending Underlying Level:	With respect to the Fund, the closing price of one share of the Fund on the Observation Date (the "Final Share Price"). With respect to the Index, the closing level of the Index on the Observation Date (the "Ending Index Level"). We refer to each of the Ending Index Level for the Index and the Final Share Price for the Fund as an "Ending Underlying Level."
Share Adjustment Factor:	With respect to the Fund, set equal to 1.0 on the Pricing Date and subject to adjustment under certain circumstances. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 8-I.
Lesser Performing Underlying:	The Underlying with the Lesser Performing Underlying Return
Lesser Performing Underlying Return:	The lower of the Underlying Return of the Market Vectors Gold Miners ETF and the Underlying Return of the Russell 2000® Index

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US** — The notes will pay interest at the Interest Rate specified on the cover of this term sheet, assuming no automatic call, which is higher than the yield currently available on debt securities of comparable maturity issued by us. **Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments as specified on the cover of this term sheet, assuming no automatic call. Interest will be payable monthly in arrears on the 20th calendar day of each month, except for the final monthly interest payment, which will be payable on the Maturity Date or the relevant Call Settlement Date, as applicable (each such day, an "Interest Payment Date"), commencing June 20, 2013. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date (which may be a Call Settlement Date). If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly Interest Payment Date for July 2013 is July 20, 2013, but because that day is not a business day, payment of interest with respect to that Interest Payment Date will be made on July 22, 2013, the next succeeding business day.

- **POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE** — If the closing level or closing price, as applicable, of each Underlying is greater than or equal to the applicable Starting Underlying Level on any Call Date, your notes will be automatically called prior to the maturity date. Under these circumstances, on the relevant Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 *plus* accrued and unpaid interest to but excluding that Call Settlement Date.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED** — If the notes are not automatically called, we will pay you your principal back at maturity only if a Trigger Event has not occurred or the Ending Underlying Level of each Underlying is not less than its Starting Underlying Level. A Trigger Event occurs if, on any day during the Monitoring Period, the closing level or closing price, as applicable, of either Underlying is less than its Starting Underlying Level by more than the applicable Buffer Amount. **However, if the notes are not automatically called, a Trigger Event has occurred and the Ending Underlying Level of either Underlying is less than its Starting Underlying Level, you could lose the entire principal amount of your** notes.

- **EXPOSURE TO EACH OF THE UNDERLYINGS** — The return on the notes is linked to the Lesser Performing Underlying, which will be either the Market Vectors Gold Miners ETF or the Russell 2000® Index.

  The Market Vectors Gold Miners ETF is an exchange-traded fund managed by Van Eck Associates Corporation, the investment adviser to the Market Vectors Gold Miners ETF. The Market Vectors Gold Miners ETF trades on NYSE Arca, Inc. which we refer to as NYSE Arca, under the ticker symbol "GDX." The Market Vectors Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index, which we refer to as the Underlying Index with respect to the Market Vectors Gold Miners ETF. The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver. The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange or the NYSE Amex, LLC or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index. For additional information about the Market Vectors Gold Miners ETF, see "Fund Descriptions — The Market Vectors Gold Miners ETF" in the accompanying underlying supplement no. 1-I.

  The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information on the Russell 2000® Index, see the information set forth under "Equity Index Descriptions — The Russell 2000® Index" in the accompanying underlying supplement no. 1-I.

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 8-I. Based on the advice of Sidley Austin LLP, our special tax counsel, and on current market conditions, in determining our reporting responsibilities we intend to treat the notes for U.S. federal income tax purposes as units each comprising: (x) a Put Option written by you that is terminated if an Automatic Call occurs and that, if not terminated, in circumstances where the payment due at maturity is less than $1,000 (excluding accrued and unpaid interest), requires you to pay us an amount equal to $1,000 multiplied by the absolute value of the Lesser Performing Underlying Return and (y) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option. By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to follow this treatment and the allocation described in the following paragraph. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax.

  We will determine the portion of each interest payment on the notes that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the notes. If the notes had priced on May 10, 2013, we would have allocated 5.10% of each interest payment to interest on the Deposit and 94.90% of each interest payment to Put Premium. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date. Assuming that the treatment of the notes as units each comprising a Put Option and a Deposit is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to sale or settlement, including a settlement following an Automatic Call. For additional detail regarding the tax treatment of the Deposit, please refer to the description under "Material U.S. Federal Income Tax Consequences – Tax Consequences to U.S. Holders – Notes with a Term of Not More than One Year" in the accompanying product supplement no 8-I.

  Non-U.S. Holders - Additional Tax Considerations

  Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized, depending upon their ultimate effective date, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

  Non-U.S. Holders should also note that final Treasury regulations were released on legislation that imposes a withholding tax of 30% on payments to certain foreign entities unless information reporting and diligence requirements are met, as described in "Material U.S. Federal Income Tax Consequences-Tax Consequences to Non-U.S. Holders-Recent Legislation" in the accompanying product supplement no. 8-I. The final regulations provide that obligations issued before January 1, 2014, such as the notes, are not subject to this withholding tax, or the reporting or diligence requirements.

Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the 2007 notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative treatments, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either or both of the Underlyings or any of the equity securities included in the Index or held by the Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 8-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. If the notes are not automatically called, we will pay you your principal back at maturity only if a Trigger Event has not occurred or the Ending Underlying Level of each Underlying is greater than or equal to its Starting Underlying Level. If the notes are not automatically called, a Trigger Event has occurred and the Ending Underlying Level of either Underlying is less than its Starting Underlying Level, you will lose 1% of your principal amount at maturity for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than its Starting Underlying Level. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS's estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 8-I for additional information about these risks.

- **JPMS'S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES** — JPMS's estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS's estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See "JPMS's Estimated Value of the Notes" in this term sheet.

- **JPMS'S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS' ESTIMATES —** JPMS's estimated value of the notes is determined by reference to JPMS's internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS's assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS's estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See "JPMS's Estimated Value of the Notes" in this term sheet.

- **JPMS'S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT** — The internal funding rate used in the determination of JPMS's estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See "JPMS's Estimated Value of the Notes" in this term sheet.

- **THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS'S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD** — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include

JPMorgan Structured Investments —
Auto Callable Yield Notes Linked to the Lesser Performing of the Market Vectors Gold Miners ETF and the Russell 2000· Index

TS-3

projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See "Secondary Market Prices of the Notes" in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

- **SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES** — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See "— Lack of Liquidity" below.

- **SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS** — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs, the level and price of the Underlyings, including:
  - any actual or potential change in our creditworthiness or credit spreads;
  - customary bid-ask spreads for similarly sized trades;
  - secondary market credit spreads for structured debt issuances;
  - whether a Trigger Event has occurred or is expected to occur;
  - the interest rate on the notes;
  - the actual and expected volatility of the Underlyings;
  - the time to maturity of the notes;
  - the likelihood of an automatic call being triggered;
  - the dividend rates on the Fund and the equity securities included in the Index or held by the Fund;
  - the expected positive or negative correlation between the Index and the Fund, or the expected absence of any such correlation;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - the occurrence of certain evens to the Fund that may or may not require an adjustment to the Share Adjustment Factor.

  Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF EITHER UNDERLYING** — If the notes are not automatically called and a Trigger Event has not occurred or the Ending Underlying Level of each Underlying is greater than or equal to its Starting Underlying Level, for each $1,000 principal amount note, you will receive $1,000 at maturity *plus* any accrued and unpaid interest, regardless of any appreciation in the value of either Underlying, which may be significant. If the notes are automatically called, for each $1,000 principal amount note, you will receive $1,000 on the relevant Call Settlement Date *plus* any accrued and unpaid interest, regardless of the appreciation in the value of either Underlying, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in either Underlying during the term of the notes.

- **YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE CLOSING LEVEL OR CLOSING PRICE, AS APPLICABLE, OF EACH UNDERLYING** — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Underlyings. If the notes are not automatically called, your payment at maturity is contingent upon the performance of each individual Underlying such that you will be equally exposed to the risks related to *both* of the Underlyings. Poor performance by either of the Underlyings over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Underlying. Accordingly, your investment is subject to the risk of decline in the closing level or closing price, as applicable, of each Underlying.

- **THE BENEFIT PROVIDED BY THE BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES** — If, on any day during the Monitoring Period, the closing level or closing price, as applicable, of either Underlying is less than its Starting Underlying Level by more than the applicable Buffer Amount, a Trigger Event will occur, and you will be fully exposed to any depreciation in the Lesser Performing Underlying. We refer to this feature as a contingent buffer. Under these circumstances, and if the Ending Underlying Level of either Underlying is less than its Starting Underlying Level, you will lose 1% of the principal amount of your investment for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than its Starting Underlying Level. You will be subject to this potential loss of principal even if the relevant Underlying subsequently recovers such that the closing level or closing price, as applicable, of that Underlying is less than its Starting Underlying Level by less than the applicable Buffer Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes *plus* accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING UNDERLYING** — If the notes are not automatically called and a Trigger Event occurs, you will lose some or all of your investment in the notes if the Ending Underlying Level of either Underlying is below its Starting Underlying Level. This will be true even if the Ending Underlying Level of the other Underlying is greater than or equal to its Starting Underlying Level. The two Underlyings' respective performances may not be correlated and, as a result, if the notes are not automatically called and a Trigger Event occurs, you may receive the principal amount of your notes at maturity only if there is a broad-based rise in the performance of U.S. equities across diverse markets during the term of the notes.

- **THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — If the notes are automatically called, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 *plus* accrued and unpaid interest to but excluding the relevant Call Settlement Date.

- **REINVESTMENT RISK** — If your notes are automatically called, the term of the notes may be reduced to as short as three months and you will not receive interest payments after the relevant Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

- **BUFFER AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY** — Assuming the notes are not automatically called, we will pay you your principal back at maturity only if the closing level or closing price, as applicable, of each Underlying is not less than its Starting Underlying Level by more than the applicable Buffer Amount on any day during the Monitoring Period or the Ending Underlying Level of each Underlying is greater than or equal to its Starting Underlying Level. If the notes are not automatically called and a Trigger Event has occurred, you will be fully exposed at maturity to any decline in the value of the Lesser Performing Underlying.

- **VOLATILITY RISK** — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of the Pricing Date that the closing level or closing price, as applicable, of that Underlying could be less than its Starting Underlying Level by more than the applicable Buffer Amount on any day during the Monitoring Period. An Underlying's volatility, however, can change significantly over the term of the notes. The closing level or closing price, as applicable, of an Underlying could fall sharply on any day during the Monitoring Period, which could result in a significant loss of principal**.**

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS** — The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

- **THERE ARE RISKS ASSOCIATED WITH THE FUND** — Although the Fund's shares are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund's investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN THE MARKET VECTORS GOLD MINERS ETF AND THE NYSE ARCA GOLD MINERS INDEX** — The Market Vectors Gold Miners ETF does not fully replicate the NYSE Arca Gold Miners Index and may hold securities not included in the NYSE Arca Gold Miners Index. In addition, its performance will reflect additional transaction costs and fees that are not included in the calculation of the NYSE Arca Gold Miners Index. All of these factors may lead to a lack of correlation between the Market Vectors Gold Miners ETF and the NYSE Arca Gold Miners Index. Moreover, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Market Vectors Gold Miners ETF and the NYSE Arca Gold Miners Index. Finally, because the shares of the Market Vectors Gold Miners ETF are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Market Vectors Gold Miners ETF may differ from the net asset value per share of the Market Vectors Gold Miners ETF. For all of the foregoing reasons, the performance of the Market Vectors Gold Miners ETF may not correlate with the performance of the NYSE Arca Gold Miners Index.

- **RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES** — All or substantially all of the equity securities held by the Market Vectors Gold Miners ETF are issued by gold or silver mining companies. Because the value of the notes is linked to the performance of the Market Vectors Gold Miners ETF, an investment in these notes will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the securities included in the Index or held by the Fund would have.

- **THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **THE TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —** The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, JPMS's estimated value will be provided in the pricing supplement and may be as low as the minimum value for JPMS's estimated value set forth on the cover of this term sheet. In addition, the Interest rate will be provided in the pricing supplement and may be equal to the low end of the range set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the minimum value for JPMS's estimated value and the low end of the range for the Interest Rate.

What Is the Total Return on the Notes at Maturity or Upon Automatic Call, Assuming a Range of Performances for the Lesser Performing Underlying?

The following table and examples illustrate the hypothetical total return on the notes at maturity or upon automatic call. The "note total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity or upon automatic call *plus* the interest payments received to and including the maturity date or the relevant Call Settlement Date, as applicable, per $1,000 principal amount note to $1,000. **The table and examples below assume that the Lesser Performing Underlying is the Russell 2000· Index and that the closing price of the Market Vectors Gold Miners ETF on each Call Date is greater than or equal to its Starting Underlying Level. We make no representation or warranty as to which of the Underlyings will be the Lesser Performing Underlying for purposes of calculating your actual payment at maturity, if applicable, or as to what the closing level or closing price, as applicable, of either Underlying will be on any Call Date.** In addition, the following table and examples assume a Starting Underlying Level for the Lesser Performing Underlying of 950 and an Interest Rate of 10.00% per annum over the term of the notes (assuming no automatic call) and reflect the Buffer Amount of 40.00% of the Starting Underlying Level of the Lesser Performing Underlying. Each hypothetical total return and total payment set forth below is for illustrative purposes only and may not be the actual total return or total payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Closing Level of the Lesser Performing Underlying	Lesser Performing Underlying Closing Level Appreciation / Depreciation at Relevant Call Date	Note Total Return at Relevant Call Settlement Date			Note Total Return at Maturity Date if a Trigger Event Has Not Occurred (1)	Note Total Return at Maturity Date if a Trigger Event Has Occurred (1)
		First	Second	Final		
1,710.0000	80.000%	2.50%	5.00%	7.50%	10.00%	10.000%
1,615.0000	70.000%	2.50%	5.00%	7.50%	10.00%	10.000%
1,520.0000	60.000%	2.50%	5.00%	7.50%	10.00%	10.000%
1,425.0000	50.000%	2.50%	5.00%	7.50%	10.00%	10.000%
1,330.0000	40.000%	2.50%	5.00%	7.50%	10.00%	10.000%
1,235.0000	30.000%	2.50%	5.00%	7.50%	10.00%	10.000%
1,140.0000	20.000%	2.50%	5.00%	7.50%	10.00%	10.000%
1,045.0000	10.000%	2.50%	5.00%	7.50%	10.00%	10.000%
997.5000	5.000%	2.50%	5.00%	7.50%	10.00%	10.000%
959.5000	1.000%	2.50%	5.00%	7.50%	10.00%	10.000%
950.0000	**0.000%**	**2.50%**	**5.00%**	**7.50%**	**10.00%**	**10.000%**
902.5000	-5.000%	N/A	N/A	N/A	**10.00%**	5.000%
855.0000	-10.000%	N/A	N/A	N/A	**10.00%**	0.000%
760.0000	-20.000%	N/A	N/A	N/A	**10.00%**	-10.000%
665.0000	-30.000%	N/A	N/A	N/A	**10.00%**	-20.000%
570.0000	-40.000%	N/A	N/A	N/A	**10.00%**	-30.000%
569.9905	-40.001%	N/A	N/A	N/A	N/A	-30.001%
475.0000	-50.000%	N/A	N/A	N/A	N/A	-40.000%
380.0000	-60.000%	N/A	N/A	N/A	N/A	-50.000%
285.0000	-70.000%	N/A	N/A	N/A	N/A	-60.000%
190.0000	-80.000%	N/A	N/A	N/A	N/A	-70.000%
95.0000	-90.000%	N/A	N/A	N/A	N/A	-80.000%
0.0000	-100.000%	N/A	N/A	N/A	N/A	-90.000%

(1) A Trigger Event occurs if the closing level or closing price, as applicable, of either Underlying is less than its Starting Underlying Level by more than 40.00% on any day during the Monitoring Period.

The following examples illustrate how a total payment set forth in the table above is calculated.

Example 1: The level of the Lesser Performing Underlying increases from the Starting Underlying Level of 950.000 to a closing level of 959.500 on the first Call Date. Because the closing level of each Underlying on the first Call Date is greater than the applicable Starting Underlying Level, the notes are automatically called, and the investor receives total payments of $1,025.00 per $1,000 principal amount note, consisting of interest payments of $25.00 per $1,000 principal amount note and a payment upon automatic call of $1,000 per $1,000 principal amount note.

Example 2: The level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 950.000 to a closing level of 902.500 on the first Call Date and 855.000 on the second Call Date, and increases from the Starting Underlying Level of 950.000 to a closing level of 997.500 on the final Call Date. Although the level of the Lesser Performing Underlying on the first two Call Dates (902.500 and 855.000) is less than the Starting Underlying Level of 950.000, because the closing level of each Underlying on the final Call Date is greater than the applicable Starting Underlying Level, the notes are automatically called, and the investor receives total payments of $1,075.00 per $1,000 principal amount note, consisting of interest payments of $75.00 per $1,000 principal amount note and a payment upon automatic call of $1,000 per $1,000 principal amount note.

Example 3: The notes have not been automatically called prior to maturity and the level of the Lesser Performing Underlying increases from the Starting Underlying Level of 950.000 to an Ending Underlying Level of 997.500. Because the notes have not been automatically called prior to maturity and the Ending Underlying Level of the Lesser Performing

JPMorgan Structured Investments —
Auto Callable Yield Notes Linked to the Lesser Performing of the Market Vectors Gold Miners ETF and the Russell 2000· Index

TS-7

Underlying of 997.500 is greater than its Starting Underlying Level of 950.000, regardless of whether a Trigger Event has occurred, the investor receives total payments of $1,100 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $100 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 4: The notes have not been automatically called prior to maturity, a Trigger Event has not occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 950.000 to an Ending Underlying Level of 760.000. Even though the Ending Underlying Level of the Lesser Performing Underlying of 760.000 is less than its Starting Underlying Level of 950.000, because the notes have not been automatically called prior to maturity and a Trigger Event has not occurred, the investor receives total payments of $1,100 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $100 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 5: The notes have not been automatically called prior to maturity, a Trigger Event has occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 950.000 to an Ending Underlying Level of 475.000. Because the notes have not been automatically called prior to maturity, a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of 475.000 is less than its Starting Underlying Level of 950.000, the investor receives total payments of $100 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $100 per $1,000 principal amount note over the term of the notes and a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$$[\$1,000 + (\$1,000 \times \text{-}50\%)] + \$100 = \$600$$

Example 6: The notes have not been automatically called prior to maturity, a Trigger Event has occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 950.000 to an Ending Underlying Level of 0. Because the notes have not been automatically called prior to maturity, a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of 0 is less than its Starting Underlying Level of 950.000, the investor receives total payments of $100 per $1,000 principal amount note over the term of the notes, consisting solely of interest payments of $100 per $1,000 principal amount note over the term of the notes, calculated as follows:

$$[\$1,000 + (\$1,000 \times \text{-}100\%)] + \$100 = \$100$$

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Historical Information

The following graphs show the historical weekly performance of the Market Vectors Gold Miners ETF and the Russell 2000® Index from January 4, 2008 through May 10, 2013. The closing price of the Market Vectors Gold Miners ETF on May 10, 2013 was $29.81. The closing level of the Russell 2000® Index on May 10, 2013 was 975.16.

We obtained the various closing levels and closing prices of the Underlyings below from Bloomberg Financial Markets, without independent verification. The historical levels and prices of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level or closing price, as applicable, of either Underlying on the Pricing Date, any Call Date, the Observation Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Fund or the equity securities held by the Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Fund or the equity securities held by the Fund.





JPMS's Estimated Value of the Notes

JPMS's estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS's estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS's estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see "Selected Risk Considerations — JPMS's Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt." The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS's internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS's estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See "Selected Risk Considerations — JPMS's Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others' Estimates."

JPMS's estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See "Selected Risk Considerations — JPMS's Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes" in this term sheet.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see "Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors" in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See "Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS's Then-Current Estimated Value of the Notes for a Limited Time Period."

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See "What Is the Total Return on the Notes at Maturity or Upon Automatic Call, Assuming a Range of Performance for the Lesser Performing Underlying?" in this term sheet for an illustration of the risk-return profile of the notes and "Selected Purchase Considerations — Exposure to Each of the Underlyings" in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS's estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this term sheet, the first and second paragraph of the section entitled "Use of Proceeds and Hedging" on page PS-31 of the accompanying product supplement no. 8-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.